	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549								SEC FILE NUMBER 000-53649

	FORM 12b-25								CUSIP NUMBER 48243C 109
NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: December 31, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRATION INFORMATION

KBS Real Estate Investment Trust II, Inc.
Full Name of Registrant

Former Name if Applicable
800 Newport Center Drive, Suite 700
Address of Principal Executive Office (Street and Number)
Newport Beach, CA 92600
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
KBS Real Estate Investment Trust II, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Report”) by the Securities and Exchange Commission deadline. In connection with the Company’s plan of liquidation, the Company completed the sale of its last remaining real estate property on March 30, 2023. Due to the uncertainty of the closing throughout the sale process and the impact of the timing of the closing on the Company’s ultimate liquidation timing, as well as the effect of the transaction on the Company’s consolidated liquidation basis financial statements as of December 31, 2022 (including the inability to determine the period of forecasted cash flows through liquidation and the ultimate value of the Union Bank Property), the Company is still in the process of completing and finalizing the supporting documentation related to its consolidated financial statements and is unable, without unreasonable effort and expense, to complete and file the Report by the prescribed deadline. The Company will file the Report as soon as practicable and within the extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION
(1)Name and telephone of person to contact in regard to this notification

Jeffrey K. Waldvogel Chief Financial Officer, Treasurer and Secretary	(949)	417-6500
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
In connection with the Company’s plan of liquidation, the Company adopted the liquidation basis of accounting as of February 1, 2020. As a result of the Company’s implementation of its plan of liquidation, the results of the Company’s operations for the current year period are not comparable to the prior year period. As explained in Part III above, the Company is still in the process of completing and finalizing the supporting documentation related to its consolidated liquidation basis financial statements as of December 31, 2022 and the Company cannot provide an estimate of results at this time. The Company’s net assets in liquidation have decreased significantly from December 31, 2021 to December 31, 2022 due to a decrease in the liquidation value of the Union Bank Property, the Company’s last remaining real estate property located in Los Angeles, California. This decrease was a result of the slowdown in the commercial office market due to ongoing uncertainty in both the debt and capital markets, rising interest rates, inflation and the continued slowdown in demand for office space in downtown Los Angeles.

KBS REAL ESTATE INVESTMENT TRUST II, INC. (Name of Registrant as Specified in Charter)

Date:	March 31, 2023	By:	/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer, Treasurer and Secretary
(principal financial officer)